BOMBARDIER

BOMBARDIER ANNOUNCES NOTES OFFERING IN THE UNITED STATES

Montréal, April 14, 2004 – Bombardier Inc. announced today a notes offering with a $500-million US 10-year portion and a $250-million US 30-year portion.

"Attractive terms and low interest rates have led Bombardier to add 30-year notes to this offering of 10-year notes," said François Lemarchand, Senior Vice President and Treasurer of Bombardier. "This is why we have decided to take advantage of this opportunity. Our liquidity is good and proceeds of the offering will be used for working capital and general corporate purposes. This will enable the preservation of bank lines for the issuance of letters of credit primarily for Bombardier Transportation."

The offering will be made through a joint syndicate of leading investment banks. It will be made in the U.S. and in Europe. The closing is expected to take place in the next week and will be subject to the execution of customary documentation.

This announcement is not an offer for sale of securities in the United States. The offering has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securites Act or any state securities laws.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com

For information Dominique Dionne
Vice President, Communications
+1 514 861-9481

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